Exhibit 99.1

Gazit-Globe Ltd. 1 HaShalom Rd. Tel Aviv, Israel 67892 +972 3 694 8000	For additional information: Gil Kotler, Senior Executive VP and CFO

FOR IMMEDIATE RELEASE:

Gazit-Globe Reports First Quarter 2014 Financial Results

FFO Totaled NIS 151 Million; Same Property NOI grew by 2.2%

The Group Liquidity Totaled NIS 9.8 billion, of which NIS 3.6 billion is at the Company level

TEL-AVIV, ISRAEL; May 28, 2014 – Gazit-Globe (NYSE; TSX; TASE: GZT), one of the world’s leading multi-national real estate companies focused on acquisition, development and redevelopment of supermarket-anchored shopping centers in major urban markets, announced today its financial results for the first quarter ended March 31, 2014.

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

Highlights:

•	NOI for the quarter decreased by 7% to NIS 817 million (US$ 234 million) compared to NIS 883 million (US$ 253 million) in same quarter last year. Excluding the effect of changes in exchange rates, NOI increased by 1% compared to same quarter last year

•	FFO for the quarter increased by 1% to NIS 151 million (US$ 43 million), or NIS 0.86 per share (US$ 0.25), compared to NIS 150 million (US$ 43 million), or NIS 0.90 per share (US$ 0.26), in same quarter last year. The number of shares grew by 6% between the periods

•	Investments during the quarter totaled NIS 783 million (US$ 225 million). The group also recycled capital from the divestiture of non-core assets in the amount of NIS 127 million (US$ 36 million). (Assuming consolidation of jointly controlled companies that are presented according to the equity method, total investments summed NIS 0.9 billion (US$ 0.3 billion), and divestiture of non-core assets totaled NIS 128 million (US$ 37 million))

•	Same Property NOI for the quarter, excluding the effect of changes in exchange rates, grew by 2.2% compared to same quarter last year

•	Occupancy rate as of March 31, 2014 increased to 95.3%, compared to occupancy rate of 95.0% as of December 31, 2013, and 94.7% as of March 31, 2013

•	Shareholders’ equity as of March 31, 2014 totaled NIS 8,071 million (U.S.$ 2,315 million), or NIS 45.9 per share (U.S.$ 13.16), compared to NIS 8,009 million (U.S.$ 2,297 million), or NIS 45.6 per share (U.S.$ 13.08), as of December 31, 2013, and to NIS 7,618 million (U.S.$ 2,185 million), or NIS 46.1 per share (U.S.$ 13.22), as of March 31, 2013

•	EPRA NAV per share as of March 31, 2014 was NIS 57.5 (U.S.$ 16.49) compared to NIS 58.3 per share (U.S.$ 16.72) as of December 31, 2013, and NIS 58.7 per share (U.S.$ 16.83) as of March 31, 2013

•	As of March 31, 2014, the Group had liquid assets and unutilized revolving credit facilities in the amount of NIS 9.8 billion (US$ 2.8 billion) of which NIS 3.6 billion (US$ 1.0 billion) is at the Company level. A jointly controlled company (Atrium) has additional NIS 1.4 billion (US$ 0.4 billion) in cash

•	As of March 31, 2014, net debt to total assets (LTV) was 55.3%, compared to 55.0% as of December 31, 2013, and 55.6% as of March 31, 2013

•	The Company’s Board of Directors declared a quarterly cash dividend of NIS 0.45 per share, which represents an annualized dividend per share of NIS 1.80, payable on July 8, 2014 to shareholders of record as of June 25, 2014

Exchange rate as of March 31, 2014 of 1 USD = 3.487 NIS

Roni Soffer, President of Gazit-Globe: “We conclude another positive quarter in which we continued to enhance the quality of our portfolio through capital recycling, acquisition, development and redevelopment of prime retail properties. The Group also continued, on both the company and subsidiary levels, to enhance its liquidity and strengthen its balance sheet. We thereby remain well-positioned to take advantage of opportunities that arise in the global real estate markets.”

Financial Highlights for first quarter 2014:

•	Rental income decreased by 8% to NIS 1,227 million compared to NIS 1,340 million in the first quarter 2013. Excluding the effect of changes in exchange rates, rental income remained stable compared to the first quarter 2013

•	NOI for the quarter decreased by 7% to NIS 817 million compared to NIS 883 million in the first quarter 2013. Excluding the effect of changes in exchange rates, NOI increased by 1% compared to the first quarter 2013

•	Same-property NOI, excluding the effect of changes in exchange rates, grew by 2.2%, resulting from an increase of 1.7% in the same-property NOI from North America, a 2.8% increase in same-property NOI from Europe and a 1.2% increase in same-property NOI from Israel

•	FFO for the quarter increased by 1% to NIS 151 million, or NIS 0.86 per share, compared to NIS 150 million, or NIS 0.90 per share, in the first quarter 2013. The number of shares grew by 6% between the periods

•	Net income attributable to the Company’s shareholders totaled NIS 204 million, or NIS 1.16 per share, compared to NIS 345 million, or NIS 2.08 per share, in the first quarter 2013. The decrease in the net income this quarter resulted mainly from higher revaluations of investment properties and financial derivatives in the same quarter last year.

•	Occupancy rate as of March 31, 2014 increased to 95.3%, compared to occupancy rate of 95.0% as of December 31, 2013. Occupancy rate as of March 31, 2014 was 94.7% in North America, 96.3% in Europe and 97.8% in Israel

•	The fair value gain from investment property and investment property under development was NIS 25 million compared to NIS 185 million in the first quarter 2013

•	Shareholders’ equity as of March 31, 2014 totaled NIS 8,071 million, or NIS 45.9 per share, compared to NIS 8,009 million, or NIS 45.6 per share, as of December 31, 2013, and to NIS 7,618 million, or NIS 46.1 per share, as of March 31, 2013.

•	Cash flow from operating activities totaled NIS 187 million, compared to NIS 64 million in the first quarter 2013

Acquisition, Development and Redevelopment Activities:

•	During the three months ended March 31, 2014, the Group invested NIS 783 million acquiring 3 income-producing properties totaling 34 thousand square meters and adjacent land parcels for future development in a total amount of NIS 575 million and an amount of NIS 208 million in new development and redevelopment projects

•	During the three months ended March 31, 2014, the group sold non-core properties for a total amount of NIS 127 million

•	As of March 31, 2014, the Group had 9 properties under development with a gross leasable area of 166 thousand square meters and a total investment of NIS 1,321 million, and 26 properties under redevelopment with a gross leasable area of 373 thousand square meters and a total investment of NIS 3,572 million. The additional cost to complete the properties under development and redevelopment totals NIS 2,006 million

Financing Activities:

•	During the three months ended March 31, 2014, the Group raised NIS 0.9 billion in debentures

•	The average cost of debt during the three months ended March 31, 2014, was 4.3% compared to 4.7% in the same period of 2013

Additional Information and Events Subsequent to the Reporting Date:

•	Subsequent to the Reporting Date, Citycon announced that it is raising approximately EUR 400 million in new capital. Approximately 77.9 million shares (for an aggregate amount of approximately EUR 206 million at a price of EUR 2.65 per share) will be issued in the form of a directed share issuance to the CPP Investment Board European Holdings S.àr.l (“CPPIBEH”), a wholly owned subsidiary of the Canada Pension Plan Investment Board. Subsequent to the completion of the directed share issuance, a rights issuance of up to approximately 74.2 million new shares will be offered to CTY’s shareholders at the same subscription price of EUR 2.65 per share, raising an aggregate additional amount of approximately EUR 200 million for CTY.

Exchange rate as of March 31, 2014 of 1 USD = 3.487 NIS

ACCOUNTING AND OTHER DISCLOSURES

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Wednesday, May 28, 2014 at 5:00 pm Israel Time / 3:00 pm Central European Time / 10:00 am Eastern Time, to review the first quarter 2014 financial results. Shareholders, analysts and other interested parties can access the conference call by dialing 1 855 217 7942 (U.S./Canada) or 0800 279 4843 (U.K.) or +44 (0) 20 3364 5728 (International) or 1809 212 889 (Israel), or on the Company’s website www.gazit-globe.com. (Conference ID 8826320)

For those unable to participate during the call, a replay will be available for future review on Gazit-Globe’s website under Investor Relations.

About Gazit-Globe

Gazit-Globe is one of the largest owners, developers and operators of predominantly supermarket-anchored shopping centers in major urban markets around the world. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-25 and Real-Estate 15 indices in Israel. Gazit-Globe owns and operates 570 properties in more than 20 countries, with a gross leasable area of approximately 6.6 million square meters and a total value of more than US$ 22 billion.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s annual report is available on Gazit-Globe website at www.gazit-globe.com

Investors Contact: IR@gazitgroup.com, Media Contact: press@gazitgroup.com

Gazit-Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000 / New York Office, Tel: +1 212 897 9741

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Exchange rate as of March 31, 2014 of 1 USD = 3.487 NIS

Below please find excerpts from our first quarter 2014 financial Report. For our first quarter 2014 financial Report in English, please go to http://www.gazitglobe.com/financial-reports.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2014	2013	2013
	NIS in millions
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	921	1,914	1,018
Short-term deposits and loans	450	422	504
Marketable securities	109	76	100
Financial derivatives	54	96	39
Trade receivables	872	736	831
Other accounts receivable	282	275	298
Inventory of buildings and apartments for sale	737	699	703
Income taxes receivable	20	23	19

	3,445	4,241	3,512
Assets classified as held for sale	931	1,267	611

	4,376	5,508	4,123

NON-CURRENT ASSETS
Equity-accounted investees	5,961	5,181	5,919
Other investments, loans and receivables	423	739	659
Available-for-sale financial assets	438	330	435
Financial derivatives	838	1,073	769
Investment property	53,114	54,193	53,309
Investment property under development	2,504	2,318	2,479
Non-current inventory	4	23	23
Fixed assets, net	162	183	160
Intangible assets, net	104	112	106
Deferred taxes	111	186	106

	63,659	64,338	63,965

	68,035	69,846	68,088

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2014	2013	2013
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	506	479	257
Current maturities of non-current liabilities	2,441	2,591	2,914
Financial derivatives	19	28	32
Trade payables	888	754	936
Other accounts payable	1,291	1,340	1,253
Advances from customers and buyers of apartments	267	260	259
Income taxes payable	37	35	34

	5,449	5,487	5,685
Liabilities attributed to assets held for sale	119	142	73

	5,568	5,629	5,758

NON-CURRENT LIABILITIES
Debentures	22,891	18,750	22,231
Convertible debentures	1,184	1,341	1,221
Interest-bearing loans from financial institutions and others	12,324	17,928	12,692
Financial derivatives	177	391	169
Other liabilities	193	363	198
Deferred taxes	3,010	3,045	3,000

	39,779	41,818	39,511

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	229	219	229
Share premium	4,295	3,810	4,288
Retained earnings	5,503	4,973	5,378
Foreign currency translation reserve	(2,068)	(1,417)	(2,006)
Other reserves	133	54	141
Loans granted for purchase of Company’s shares *)	—	—	—
Treasury shares	(21)	(21)	(21)

	8,071	7,618	8,009
Non-controlling interests	14,617	14,781	14,810

Total equity	22,688	22,399	22,819

	68,035	69,846	68,088

*)	Represents an amount of less than NIS 1 million.

CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31,				Year ended December 31,
	2014		2013		2013
	NIS in millions (except for per share data)
Rental income	1,227		1,340		5,146
Property operating expenses	410		457		1,689

Net operating rental income	817		883		3,457

Revenues from sale of buildings, land and construction works performed	391		427		1,794
Cost of buildings sold, land and construction works performed	416		396		1,667

Gross profit (loss) from sale of buildings, land and construction works performed	(25)		31		127

Total gross profit	792		914		3,584
Fair value gain from investment property and investment property under development, net	25	*)	185	*)	962
General and administrative expenses	(147	) *)	(155	) *)	(611)
Other income	4		5		218
Other expenses	(5)		(17)		(74)
Company’s share in earnings of equity-accounted investees, net	86		58		161

Operating income	755		990		4,240
Finance expenses	(379)		(477)		(2,185)
Finance income	120		213		549

Income before taxes on income	496		726		2,604
Taxes on income	63		74		294

Net income	433		652		2,310

Attributable to:
Equity holders of the Company	204		345		977
Non-controlling interests	229		307		1,333

	433		652		2,310

Net earnings per share attributable to equity holders of the Company:
Basic net earnings	1.16		2.09		5.70

Diluted net earnings	1.16		2.08		5.64

*)	Reclassified, refer to Note 2d to the financial statements.

FFO (EPRA Earnings)

The table below presents the calculation of the Company’s FFO, computed according to the directives of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

					For the year
	For the 3 months ended March 31,				ended December 31
	2014		2013		2013
	NIS in millions (other than per share data)
Net income attributable to equity holders of the Company for the period	204		345		977

Adjustments:
Fair value gain from investment property and investment property under development, net	(25	) *)	(185	) *)	(962)
Capital loss on sale of investment property	3		13		52
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	(98)		(189)		(435)
Adjustments with respect to equity-accounted investees	(62)		(6)		60
Loss from decrease in interest in investees	1		—		11
Deferred taxes and current taxes with respect to disposal of properties	75		65		272
Gain from bargain purchase	—		—		(173)
Acquisition costs recognized in profit or loss	1		4		10
Loss (gain) from early redemption of interest-bearing liabilities and financial derivatives	(3)		3		142
Non-controlling interests’ share in above adjustments	12		62		368

Nominal FFO	108		112		322

Additional adjustments:
CPI and exchange rate linkage differences	(57)		3		152
Depreciation and amortization	4		4		16
Adjustments with respect to equity-accounted investees	66		15		27
Other adjustments(1)	30	*)	16	*)	68

FFO according to the management approach	151		150		585

FFO according to the management approach per share (in NIS)	0.86		0.90		3.42

FFO according to the management approach per share (diluted) (in NIS)	0.86		0.90		3.41

Number of shares used in the basic FFO per share calculation (in thousands)(2)	175,811		165,313		171,103

Number of shares used in the diluted FFO per share calculation (in thousands)(2)	176,014		165,530		171,413

*)	Reclassified, refer to Note 2d to the financial statements.
(1)	Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of expenses and income from extraordinary legal proceedings not related to the Reporting Periods, expenses arising from non-recurring expenses relating to the termination of engagements with senior Group officers, income and expenses from operations not related to income-producing property, as well as internal leasing costs (mainly salary) incurred in the leasing of properties.
(2)	Weighted average for the period.